# Peptinovo Biopharma Inc

## Balance Sheet

### As of December 31, 2024

|  | JAN - DEC 2023 | JAN - DEC 2024 |
|---|---|---|
| **ASSETS** |  |  |
| Current Assets |  |  |
| Bank Accounts |  |  |
| 310 PNC Operating x0292 | 350,498.25 | 429,984.38 |
| PNC Checking (LLC old) (deleted) | 0.00 | 0.00 |
| PNC Incoming x3437 |  | 662.53 |
| **Total Bank Accounts** | **$350,498.25** | **$430,646.91** |
| Accounts Receivable |  |  |
| 11000 Accounts Receivable |  | 0.00 |
| **Total Accounts Receivable** | **$0.00** | **$0.00** |
| Other Current Assets |  |  |
| Prepaid Expenses | 0.00 | 0.00 |
| **Total Other Current Assets** | **$0.00** | **$0.00** |
| **Total Current Assets** | **$350,498.25** | **$430,646.91** |
| Fixed Assets |  |  |
| 17000 Accumulated Depreciation | -45,628.03 | -45,628.03 |
| 17100 Equipment assets | 45,628.03 | 45,628.03 |
| **Total Fixed Assets** | **$0.00** | **$0.00** |
| Other Assets |  |  |
| Accumulated Amortization - Patents | -44,265.00 | -44,265.00 |
| Patents | 451,493.38 | 451,493.38 |
| Peptinovo Australia |  | 732,000.00 |
| R & D Costs - Net | 1,485,510.71 | 1,485,510.71 |
| Security Deposits |  | 3,109.11 |
| **Total Other Assets** | **$1,892,739.09** | **$2,627,848.20** |
| **TOTAL ASSETS** | **$2,243,237.34** | **$3,058,495.11** |
| **LIABILITIES AND EQUITY** |  |  |
| Liabilities |  |  |
| Current Liabilities |  |  |
| Accounts Payable |  |  |
| 20000 Accounts Payable | 254,524.36 | 1,167,661.14 |
| **Total Accounts Payable** | **$254,524.36** | **$1,167,661.14** |
| Credit Cards |  |  |
| Credit card old | 109.90 | 0.00 |
| Credit card pnc xx8075 |  | 41,733.20 |

# Peptinovo Biopharma Inc

## Balance Sheet

### As of December 31, 2024

| | JAN - DEC 2023 | JAN - DEC 2024 |
|---|---|---|
| **Total Credit Cards** | **$109.90** | **$41,733.20** |
| Other Current Liabilities | | |
| 24000 Payroll Liabilities | | |
| Federal Taxes (941/944) | 2,247.11 | 2,665.51 |
| Federal Unemployment (940) | 168.00 | 210.00 |
| MI Income Tax | 1,462.28 | 1,297.75 |
| MI Unemployment Tax | 173.22 | 86.00 |
| **Total 24000 Payroll Liabilities** | **4,050.61** | **4,259.26** |
| Direct Deposit Payable | 0.00 | 0.00 |
| loan Agley | | 0.00 |
| Loan Cantilever | 0.00 | 0.00 |
| Loan CIF2 | | 26,000.00 |
| Loan Ehlert | 0.00 | 0.00 |
| Loan Homan  10 | 0.00 | 150,000.00 |
| Loan MEF 10 | | 37,000.00 |
| Loan MRP-F19 | | 2,000,000.00 |
| Loan Stinson | 125,000.00 | 0.00 |
| Loan Tokarz | 0.00 | 0.00 |
| Michigan Department of Treasury Payable | 0.00 | 0.00 |
| **Total Other Current Liabilities** | **$129,050.61** | **$2,217,259.26** |
| **Total Current Liabilities** | **$383,684.87** | **$3,426,653.60** |
| Long-Term Liabilities | | |
| Convertible Debt/Bridge 2022 | 3,755,900.00 | 0.00 |
| **Total Long-Term Liabilities** | **$3,755,900.00** | **$0.00** |
| **Total Liabilities** | **$4,139,584.87** | **$3,426,653.60** |
| Equity | | |
| 30100 Stock | 10,366.56 | 27,110.81 |
| 32000 Retained Earnings | -1,075,882.21 | -3,908,571.73 |
| SAFE Series 1 | 2,001,857.64 | 0.00 |
| Series A1 equity | | 8,216,457.64 |
| Series A1 pending close | | 100,000.00 |
| Net Income | -2,832,689.52 | -4,803,155.21 |
| **Total Equity** | **$ -1,896,347.53** | **$ -368,158.49** |
| **TOTAL LIABILITIES AND EQUITY** | **$2,243,237.34** | **$3,058,495.11** |